Exhibit 99.1

2016: A YEAR OF RECORDS…
…ON THE WAY TO ITS 70TH ANNIVERSARY IN 2017

•	Total shipments reached 8,014 units, up 350 units (+4.6%)

•	Net revenues grew 8.8% (+9.4% at constant currencies) to Euro 3,105 million

•	Adjusted EBITDA(1) of Euro 880 million, margin now at 28.3% (30% without FX hedges(2))

•	Adjusted EBIT(1) of Euro 632 million, 380 bps margin increase to 20.4% (22.2% without FX hedges(2))

•	Adjusted net profit(1) up 37.1% to Euro 425 million

•	Net industrial debt(1) reduced to Euro 653 million

•	Cash distribution proposal of Euro 120 million or Euro 0.635 per common share(3)

For the three months ended				(In Euro million	For the twelve months ended
December 31,				unless otherwise stated)	December 31,
2016	2015	Change			2016	2015	Change
1,940	2,021	(81)	(4)%	Shipments (in units)	8,014	7,664	350	5%
836	744	92	12%	Net revenues	3,105	2,854	251	9%
224	157	67	42%	EBITDA(1)	843	719	124	17%
251	181	70	38%	Adjusted EBITDA(1)	880	748	132	18%
156	85	71	83%	EBIT	595	444	151	34%
183	109	74	68%	Adjusted EBIT(1)	632	473	159	34%
112	55	57	103%	Net profit	400	290	110	38%
130	71	59	83%	Adjusted net profit(1)	425	310	115	37%
0.59	0.28	0.31	111%	Earnings per share (in Euro )	2.11	1.52	0.59	39%
0.69	0.37	0.32	86%	Adjusted earnings per share(1) (in Euro )	2.25	1.63	0.62	38%

Dec. 31,	Sept. 30,	Change		(Euro million)	Dec. 31,	Dec. 31,	Change
2016	2016				2016	2015
(653)	(585)	(68)		Net industrial debt(1)	(653)	(797)	144

2017 Outlook(4)
The Group is expecting the following performance in 2017
•    Shipments: ~ 8,400 including supercars
•    Net revenues: > Euro 3.3 billion
•    Adjusted EBITDA: > Euro 950 million
•    Net industrial debt(5): ~ Euro 500 million

1 Refer to specific note on Non-GAAP financial measures
2 Margins without FX hedges have been calculated excluding FX hedges impact from net revenues, adjusted EBIT and adjusted EBITDA, please refer to Full Year 2016 results presentation for further detail
3 Subject to approval by the Board of Directors and to the adoption of the Company’s 2016 Annual Accounts by the
Shareholders’ Annual General Meeting
4 Assuming FX consistent with current market conditions
5 Including a cash distribution to the holders of common shares and excluding potential share repurchases

Maranello (Italy), February 2nd, 2017 - Ferrari N.V. (NYSE/MTA: RACE) (“Ferrari” or the “Company”) today announces its consolidated preliminary results(6) for the fourth quarter and twelve months ended December 31, 2016.

Shipments

For the three months ended				Shipments(7)	For the twelve months ended
December 31,				(units)	December 31,
2016	2015	Change			2016	2015	Change
848	938	(90)	(10)%	EMEA	3,610	3,351	259	8%
689	671	18	3%	Americas	2,687	2,640	47	2%
123	192	(69)	(36)%	Greater China	619	610	9	1%
280	220	60	27%	Rest of APAC	1,098	1,063	35	3%
1,940	2,021	(81)	(4)%	Total Shipments	8,014	7,664	350	5%

Shipments totaled     8,014 units in FY 2016, up 350 units or +4.6% vs. prior year. This achievement was driven by a 5% increase in sales of our 8 cylinder models (V8), led by the success of both the 488 GTB and the 488 Spider. Shipments of the 12 cylinder models (V12) were up 4% thanks to the newly launched GTC4Lusso and LaFerrari Aperta, which are ramping up, as well as the strong performance of the F12tdf. LaFerrari finished its limited series run.

All regions positively contributed. EMEA(7) expanded by 8% with Italy, Germany and France growing at double-digit pace. Rest of APAC(7) increased by 3%, Americas(7) showed a 2% increase while deliveries in Greater China(7) were up only 1% due to Ferrari’s decision to terminate the current distributor in Hong Kong in the fourth quarter of 2016.

6These results have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and IFRS as endorsed by the European Union
7 EMEA includes: Italy, UK, Germany, Switzerland, France, Middle East (includes the United Arab Emirates, Saudi Arabia, Bahrain, Lebanon, Qatar, Oman and Kuwait) and Rest of EMEA (includes Africa and the other European markets not separately identified); Americas includes: United States of America, Canada, Mexico, the Caribbean and Central and South America; Greater China includes: China, Hong Kong and Taiwan; Rest of APAC mainly includes: Japan, Australia, Singapore, Indonesia and South Korea.

Total net revenues

For the three months ended				(Euro million)	For the twelve months ended
December 31,					December 31,
2016	2015	Change			2016	2015	Change
573	535	38	7%	Cars and spare parts(8)	2,180	2,080	100	5%
113	47	66	141%	Engines(9)	338	219	119	55%
128	119	9	8%	Sponsorship, commercial and brand(10)	488	441	47	11%
22	43	(21)	(50)%	Other(11)	99	114	(15)	(14)%
836	744	92	12%	Total net revenues	3,105	2,854	251	9%

Net revenues for FY 2016 were Euro 3,105 million, an increase of Euro 251 million or +8.8% (+9.4% at constant currencies) from FY 2015. Revenues in Cars and spare parts(8) (Euro 2,180 million) were up 5% vs. prior year led by higher volumes of the 488 GTB, the 488 Spider, the F12tdf, the newly launched models GTC4Lusso and LaFerrari Aperta, the non-registered car FXX K, the strictly limited edition F60 America, along with higher contribution from our personalization programs and pricing increase from the fourth quarter of 2016. This was partially offset by LaFerrari that finished its limited series run. Engines(9) revenues (Euro 338 million, +55%) showed a significant increase mainly due to strong sales to Maserati and higher rental revenues from other Formula 1 teams. Sponsorship, commercial and brand(10) revenues (Euro 488 million, +11%) were up mostly due to better 2015 championship ranking compared to 2014, higher sponsorship revenues and positive contribution from brand related activities.
Other(11) revenues (Euro 99, -14%) decreased mostly due to lower collateral revenues, including the deconsolidation of the European Financial Services business.

8 Includes the net revenues generated from shipments of our cars, including any personalization revenue generated on these cars and sales of spare parts
9 Includes the net revenues generated from the sale of engines to Maserati for use in their cars, and the revenues generated from the rental of engines to other Formula 1 racing teams
10 Includes the net revenues earned by our Formula 1 racing team through sponsorship agreements and our share of the Formula 1 World Championship commercial revenues and net revenues generated through the Ferrari brand, including merchandising, licensing and royalty income
11 Primarily includes interest income generated by the Ferrari Financial Services group and net revenues from the management of the
Mugello racetrack

Adjusted EBITDA(1) and Adjusted EBIT(1)

For the three months ended				(Euro million)	For the twelve months ended
December 31,					December 31,
2016	2015	Change			2016	2015	Change
251	181	70	38%	Adjusted EBITDA(1)	880	748	132	18%
30.0%	24.3%	+570bps		Adjusted EBITDA margin	28.3%	26.2%	+210bps
183	109	74	68%	Adjusted EBIT(1)	632	473	159	34%
21.9%	14.7%	+720bps		Adjusted EBIT margin	20.4%	16.6%	+380bps

FY 2016 adjusted EBIT(1) was Euro 632 million, up Euro 159 million (+34%) vs. prior year as a result of higher volume (Euro 69 million), thanks to the 488 family, the F12tdf and the newly launched GTC4Lusso together with positive contribution from our personalization programs. Mix was negatively impacted (Euro -28 million) by lower sales of LaFerrari, that finished its limited series run, partially offset by the newly launched LaFerrari Aperta, the strictly limited edition F60 America, a positive range model mix as well as pricing increase. Research and development costs and industrial costs grew (Euro -3 million) mainly due to F1 costs, partially offset by lower D&A for the 458 family phase-out and LaFerrari, that finished its limited series run, along with industrial cost savings. SG&A(12) decreased (Euro 15 million) mostly due to the different ranking in F1 racing activity in 2016 and the deconsolidation of the European Financial Services business, partially offset by higher costs related to new directly operated stores. FX, excluding hedges, had a negative impact (Euro -7 million) on transaction exchange rates mainly due to GBP, partially offset by JPY. Other (Euro 42 million) had a strong contribution from racing for sponsorship and commercial, Engines to Maserati and other F1 teams, as well as brand and other supporting activities.
FY 2016 adjusted EBIT(1) excluded charges of Euro 37 million due to Ferrari’s decision, following the ACRO (Amendment to the Coordinated Remedy Order) issued by NHTSA in December 2016, to review its previous estimates in connection with the extension of the Takata airbag inflator recalls worldwide on all vehicles mounting non-dessicated Takata passenger airbag inflators(13).

12 Excluding expenses incurred in relation to the IPO
13 Ferrari cars were included within the United States National Highway Traffic Safety Administration (“NHTSA”) Consent Order Amendment dated May 4th, 2016 with Takata (the “Amended Consent Order”) due to a defect which may arise in the non-desiccated Takata passenger airbag inflators mounted on certain Ferrari cars. As a result of such Amended Consent Order, Ferrari has filed a Part 573 Defect Information Report on May 23, 2016 with NHTSA and has initiated a global recall relating to certain cars produced between 2008 and 2011. On December 9, 2016 NHTSA has issued a Third Amendment to the Coordinated Remedy Order (“ACRO”) which included the list of Ferrari vehicles in US up to model year 2017 to be recalled in the future years. As a consequences of the ACRO Ferrari has decided to extend the Takata global recall campaign to all vehicles worldwide mounting a non-desiccated Takata passenger airbag inflators. On January 10, 2017 Ferrari, in accordance with the Amended Consent Order and the ACRO, has filed with NHTSA a Part 573 Defect Information Report to include MY2012 Zone A vehicles. As a result of the ACRO and the decision to extend the worldwide Takata airbag inflator

Tax rate dropped to 29.5% in FY 2016 from 33.2% in FY 2015, mainly due to the combined effect of the Italian Government’s decision to reduce the nominal tax rate to 24% from 27.5% in 2017 and additional deductions related to eligible research and development costs in accordance with Italian tax legislation.

As a result of the items described above, adjusted net profit(1) for the FY 2016 was Euro 425 million, up Euro 115 million (+37%).

Industrial free cash flow(1) for the twelve months ended December 31, 2016 was Euro 280 million, primarily driven by a strong increase in cash flow from operating activities, including a positive change from advances on the newly launched LaFerrari Aperta, partially offset by slightly negative change in working capital, capex of Euro 340 million and taxes, which included FY 2015 tax balance and FY 2016 tax advance payments.
FY 2015 included one-time Euro 160 million related to the reimbursement by Maserati of its inventory in China and Euro 37 million one-time cash inflow from the sale of investment properties to Maserati.

Net industrial debt(1) at December 31, 2016 was reduced to Euro 653 million from Euro 797 million at December 31, 2015. The reduction was primarily due to the industrial free cash flow(1) generation, partially offset by cash distribution to the holders of common shares and dividends paid to non-controlling interest.

recall Ferrari has decided to increase its provisions for the estimated charges for Takata airbag inflators recalls from Euro 10 million as indicated in the second quarter 2016 to Euro 37 million to cover the cost of the worldwide global Takata recall due to uncertainty of recoverability of the costs from Takata.

2017 Outlook
The Group is expecting the following performance in 2017, assuming FX consistent with current market conditions:

•	Shipments: ~ 8,400 including supercars

•	Net revenues: > Euro 3.3 billion

•	Adjusted EBITDA: > Euro 950 million

•	Net industrial debt: ~ Euro 500 million, including a cash distribution to the holders of common shares and excluding potential share repurchases

Distribution proposal

Subject to the approval of a cash distribution by the Board of Directors of the Company and to the adoption of the Company’s 2016 Annual Accounts by the Shareholders’ Annual General Meeting, the Company intends to make a cash distribution to the holders of common shares of Euro 0.635 per common share, corresponding to a total cash distribution to shareholders of approximately Euro 120 million.

Financial transactions
On December 14th, 2016 Ferrari Financial Services Inc. renewed a USD 100 million unsecured bank loan facility of which USD 25 million were drawn.
On December 16th, 2016 Ferrari N.V. prepaid a second tranche of Euro 300 million out of a Euro 1.5 billion Term Loan provided by a syndicate of banks in 2015, further reducing the outstanding to Euro 900 million.
On December 28th, 2016 Ferrari Financial Services Inc. performed a revolving securitization program for funding of up to USD 120 million by pledging credit lines to Ferrari customers secured by personal vehicle collections and personal guarantees in the United States of America as collateral. The notes bear interest at a rate per annum equal to the aggregate of LIBOR plus a margin of 150 basis points.

On December 30th, 2016 Ferrari N.V. and Ferrari Financial Services Inc. paid respectively Euro 92 million and USD 9 million as a first installment calculated on the outstanding Euro 900 million Term Loan originally provided by a syndicate of banks in 2015 for an initial amount of Euro 1.5 billion.

J50
On December 13th, 2016 during a special celebration held at the National Art Center in Tokyo, Ferrari released the first images of the J50, a strictly limited edition car to commemorate the 50th anniversary in Japan. Already presold, the 10 masterpieces will be mainly delivered in 2018. The J50, based on the 488 Spider, is powered by a specific 690 cv version of the 3.9-litre V8 that won the overall 2016 International Engine of the Year Award.

Hublot
On December 19th, 2016 Hublot and Ferrari signed a multiyear renewal of their sponsorship and licensing agreements, extending the partnership started in 2011.

About Ferrari
Ferrari is among the world’s leading luxury brands focused on the design, engineering, production and sale of the world’s most recognizable luxury performance sports cars. Ferrari brand symbolizes exclusivity, innovation, state-of-the-art sporting performance and Italian design. Its history and the image enjoyed by its cars are closely associated with its Formula 1 racing team, Scuderia Ferrari, the most successful team in Formula 1 history. From the inaugural year of Formula 1 in 1950 through the present, Scuderia Ferrari has won 224 Grand Prix races, 16 Constructor World titles and 15 Drivers’ World titles. Ferrari designs, engineers and produces its cars in Maranello, Italy, and sells them in over 60 markets worldwide.

Forward Looking Statements
This document, and in particular the section entitled “2017 Outlook”, contains forward-looking statements. These statements may include terms such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “on track”, “successful”, “grow”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, or similar terms. Forward-looking statements are not guarantees of future performance. Rather, they are based on the Group’s current expectations and projections about future events and, by their nature, are subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in such statements as a result of a variety of factors, including: the Group’s ability to preserve and enhance the value of the Ferrari brand; the success of Ferrari’s Formula 1 racing team and the expenses the Group incurs for Formula 1 activities; the Group’s ability to keep up with advances in high performance car technology and to make appealing designs for its new models; the Group’s low volume strategy; the ability of Maserati, the Group’s engine customer, to sell its planned volume of cars; changes in client preferences and automotive trends; changes in the general economic environment and changes in demand for luxury goods, including high performance luxury cars, which is highly volatile; the impact of increasingly stringent fuel economy, emission and safety standards; the Group’s ability to successfully carry out its growth strategy and, particularly, the Group’s ability to grow its presence in emerging market countries; competition in the luxury performance automobile industry; reliance upon a number of key members of executive management and employees; the performance of the Group’s dealer network on which the Group depend for sales and services; increases in costs, disruptions of supply or shortages of components and raw materials; disruptions at the Group’s manufacturing facilities in Maranello and Modena; the Group’s ability to provide or arrange for adequate access to financing for its dealers and clients; the performance of the Group’s licensees for Ferrari-branded products; the Group’s ability to protect its intellectual property rights and to avoid infringing on the intellectual property rights of others; product recalls, liability claims and product warranties; exchange rate fluctuations, interest rate changes, credit risk and other market risks; potential conflicts of interest due to director and officer overlaps with the Group’s largest shareholders and other factors discussed elsewhere in this document.

Any forward-looking statements contained in this document speak only as of the date of this document and the Company does not undertake any obligation to update or revise publicly forward-looking statements. Further information concerning the Group and its businesses, including factors that could materially affect the Company’s financial results, is included in the Company’s reports and filings with the U.S. Securities and Exchange Commission, the AFM and CONSOB.

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com

Investor Relations
tel.: +39 0536 949695
Email: ir@ferrari.com

www.ferrari.com

Non-GAAP financial measures
Operations are monitored through the use of various Non-GAAP financial measures that may not be comparable to other similarly titled measures of other companies.

Accordingly, investors and analysts should exercise appropriate caution in comparing these supplemental financial measures to similarly titled financial measures reported by other companies.

We believe that these supplemental financial measures provide comparable measures of financial performance which then facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions.

Certain totals in the tables included in this document may not add due to rounding.

EBITDA is defined as net profit before income tax expense, net financial expenses/(income) and depreciation and amortization.
Adjusted EBITDA is defined as EBITDA as adjusted for income and costs, which are significant in nature, but expected to occur infrequently.

For the three months ended			(Euro million)	For the twelve months ended
December 31,				December 31,
2016	2015	Change		2016	2015	Change
112	55	57	Net profit	400	290	110
41	25	16	Income tax expense	167	144	23
3	5	(2)	Net financial expenses / (income)	28	10	18
68	72	(4)	Amortization and depreciation	248	275	(27)
224	157	67	EBITDA	843	719	124

For the three months ended			(Euro million)	For the twelve months ended
December 31,				December 31,
2016	2015	Change		2016	2015	Change
224	157	67	EBITDA	843	719	124
-	24	(24)	(Income) and expenses incurred in connection with our IPO and separation	-	29	(29)
27	-	27	Charges for Takata airbag inflator recalls	37	-	37
251	181	70	Adjusted EBITDA	880	748	132

Adjusted Earnings Before Interest and Taxes (“Adjusted EBIT”) represents EBIT as adjusted for income and costs, which are significant in nature, but expected to occur infrequently.

For the three months ended			(Euro million)	For the twelve months ended
December 31,				December 31,
2016	2015	Change		2016	2015	Change
156	85	71	EBIT	595	444	151
-	24	(24)	(Income) and expenses incurred in connection with our IPO and separation	-	29	(29)
27	-	27	Charges for Takata airbag inflator recalls	37	-	37
183	109	74	Adjusted EBIT	632	473	159

Adjusted net profit represents net profit as adjusted for income and costs, which are significant in nature, but expected to occur infrequently.

For the three months ended			(Euro million)	For the twelve months ended
December 31,				December 31,
2016	2015	Change		2016	2015	Change
112	55	57	Net profit	400	290	110
-	16	(16)	(Income) and expenses incurred in connection with our IPO and separation (net of tax effect)	-	20	(20)
18	-	18	Charges for Takata airbag inflator recalls (net of tax effect)	25	-	25
130	71	59	Adjusted net profit	425	310	115

Adjusted EPS represents EPS as adjusted for income and costs, which are significant in nature, but expected to occur infrequently.

For the three months ended			(Euro per common share)	For the twelve months ended
December 31,				December 31,
2016	2015	Change		2016	2015	Change
0.59	0.28	0.31	EPS	2.11	1.52	0.59
-	0.09	(0.09)	(Income) and expenses incurred in connection with our IPO and separation (net of tax effect)	-	0.11	(0.11)
0.10	-	0.10	Charges for Takata airbag inflator recalls (net of tax effect)	0.14	-	0.14
0.69	0.37	0.32	Adjusted EPS	2.25	1.63	0.62

Net Industrial Debt: defined as total Net Debt excluding the funded portion of the self-liquidating financial receivables portfolio, is the primary measure to analyze our financial leverage and capital structure, and is one of the key indicators used to measure our financial position.

(Euro million)	Dec. 31,	Sept. 30,	Jun. 30,	Mar. 31,	Dec. 31,
	2016	2016	2016	2016	2015
Net industrial debt	(653)	(585)	(763)	(782)	(797)
Funded portion of the self-liquidating financial receivables portfolio	737	1,132	1,135	1,097	1,141
Net debt	(1,390)	(1,717)	(1,898)	(1,879)	(1,938)
Financial liabilities with FCA Group	-	-	-	-	(3)
Deposits in FCA Group cash management pools	-	-	-	-	139
Cash and cash equivalents	458	482	585	563	183
Gross debt	(1,848)	(2,199)	(2,483)	(2,442)	(2,257)

Free Cash Flow and Free Cash Flow from Industrial Activities are two of management’s primary key performance indicators to measure the Group’s performance. Free Cash flow is defined as net cash generated from operations less cash flows used in investing activities. Free Cash Flow from Industrial Activities is defined as Free Cash Flow adjusted for the change in the in the self-liquidating financial receivables portfolio.

For the three months ended		(Euro million)	For the twelve months ended
December 31,			December 31,
2016	2015		2016	2015
439	173	Cash flow from operating activities	1,005	707
(88)	(121)	Cash flows used in investing activities(14)	(320)	(317)
351	52	Free Cash Flow	685	390
(422)	(39)	Change in the self-liquidating financial receivables portfolio	(405)	39
(71)	13	Free Cash Flow from Industrial Activities(15)	280	429

14 Cash flow from investing activities for the three and twelve months ended December 31, 2016 included €20 million proceeds from the disposal of a majority stake in FFS GmbH in November 2016
15 Industrial free cash flow included in FY 2015 included one-time €160 million related to the reimbursement by Maserati of its inventory in China and €37 million one-time cash inflow from the sale of investment properties to Maserati.

On February 2nd, 2017, at 5p.m. CET, management will hold a conference call to present the Q4 2016 and full year 2016 results to financial analysts and institutional investors. The call can be followed live and a recording will subsequently be available on the Group website http://corporate.ferrari.com/en/investors. The supporting document will be made available on the website prior to the call.

Ferrari N.V. Amsterdam, the Netherlands Registered Office: Via Abetone Inferiore N.4, I -41053 Maranello, (MO) Italy Dutch trade register number: 64060977